LINUX GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of  the  interim  financial  statements,  they  must  be  accompanied  by  a  notice  indicating  that  the  financial statements have not been reviewed by an auditor.

The  Company’s  independent  auditor  has  not  performed  a  review  of  these  financial  statements  in accordance  with  standards  established  by  the  Canadian  Institute  of  Chartered  Accountants  for  a  review of interim financial statements by an entity’s auditor.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

30 November 2009 and 2008

(Unaudited – Prepared by Management)

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

As at

As at

30 November

28 February

2009

2009

(Unaudited)

(Audited)

$

$

Assets

Current

Cash and cash equivalents

24,176

13,894

Goods and Services Tax receivable

4,840

7,938

Available-for-sale investments (Note 3)

306,020

78,000

Prepaid expenses and deposits

10,008

4,012

345,044

103,844

Property and equipment (Note 4)

6,948

9,098

351,992

112,942

Liabilities

Current

Bank indebtedness

26,500

-

Accounts payable and accrued liabilities (Note 8)

178,383

188,787

Due to related parties (Note 7)

276,106

211,140

480,989

399,927

Stockholders’ deficiency

Capital stock (Note 9)

Authorized

200,000,000 common shares without par value

Issued and outstanding

30 November 2009 – 92,650,825 common shares

28 February 2009 – 87,650,825 common shares

15,279,414

15,051,086

Donated capital

406,149

383,961

Accumulated other comprehensive loss

(7,243)

(268,000)

Deficit, accumulated from prior operations

(7,524,145)

(7,524,145)

Deficit, accumulated during the exploration stage

(8,283,172)

(7,929,887)

(128,997)

(286,985)

351,992

112,942

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 13)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

Linux Gold Corp.

The accompanying notes are an integral part of these interim consolidated financial statements.

(An Exploration Stage Company)

Interim Consolidated Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Cumulative

For the

For the

from inception

For the

For the

nine month

nine month

of exploration

three month

three month

period

period

stage on

period

period

ended

ended

1 March 2003

ended

ended

30

30

to 30 November

30 November

30 November

November

November

2009

2009

2008

2009

2008

$

$

$

$

$

General and administrative expenses

Amortization of debt issue costs

205,242

-

-

-

-

Amortization of property and

equipment

29,046

717

717

2,150

2,151

Bad debt expense

84,952

-

-

-

-

Consulting and subcontracts

1,523,608

54,941

36,658

105,807

118,234

Filing and regulatory fees

149,170

4,260

4,279

9,197

21,048

Financing costs

20,408

19,800

-

20,408

-

Foreign exchange (gain) / loss

(34,651)

(7,959)

13,094

(25,129)

27,930

Imputed interest (Note 7)

200,649

8,167

6,733

22,188

20,180

Interest expense

2,302,583

-

-

-

-

Management fees

207,250

7,500

7,500

22,500

22,500

Mineral property exploration and

development costs (Note 5)

1,864,152

47,397

40,754

49,065

61,702

Office, rent and telephone

691,297

15,834

13,482

33,622

37,131

Professional fees

440,602

14,905

24,425

63,438

43,894

Travel and promotion

928,449

15,415

25,607

48,748

102,971

Net loss before other items

(8,612,757)

(180,977)

(173,249)

(351,994)

(457,741)

Other items

Mineral property acquisition costs

written off

(126,417)

-

-

-

-

Gain on issue of shares

-

-

-

-

27,000

Loss on sale of shares

(1,300)

(1,300)

-

(1,300)

-

Accounts payable written off

46,281

-

-

-

-

Income from discontinued

operations

369,213

-

-

-

-

Interest income

41,808

9

708

9

1,530

Net loss for the period

(8,283,172)

(182,268)

(172,541)

(353,285)

(429,211)

Loss per Share – Basic and Diluted

(0.002)

(0.002)

(0.004)

(0.005)

Weighted Average Shares Outstanding

89,984,158

87,650,825

88,417,248

86,127,189

Comprehensive loss

Net loss for the period

(8,283,172)

(182,268)

(172,541)

(353,285)

(429,211)

Unrealized holding gain (loss) on

available-for-sale investments

(7,243)

143,757

(65,000)

260,757

(247,000)

Comprehensive loss

(8,290,415)

(38,511)

(237,541)

(92,528)

(676,211)

Comprehensive loss per share

(0.000)

(0.003)

(0.001)

(0.008)

The accompanying notes are an integral part of these interim consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Cumulative

from inception

For the

For the

of exploration

For the

For the

nine month

nine month

stage on

three month

three month

period

period

1 March 2003

period

period

ended

ended

to

ended

ended

30

30

30 November

30 November

30 November

November

November

2009

2009

2008

2009

2008

$

$

$

$

$

Cash flows used in operating activities

Net loss for the period

(8,283,172)

(182,268)

(172,541)

(353,285)

(429,211)

Adjustments to reconcile loss to net cash

  used by operating activities

Accounts payable written off

(46,281)

-

-

-

-

Accretion of discount on convertible debt

2,291,794

-

-

-

-

Amortization of debt issue costs

205,242

-

-

-

-

Amortization of property and equipment

29,046

717

717

2,150

2,151

Bad debt expense

84,952

-

-

-

-

  Financing costs

20,408

19,800

-

20,408

-

Gain on issue of shares

-

-

-

-

(27,000)

  Imputed interest

200,649

8,167

6,733

22,188

20,180

Income from discontinued operations

(369,213)

-

-

-

-

Loss on sale of marketable securities

(1,300)

(1,300)

-

(1,300)

-

Mineral property acquisition costs

written off

126,417

-

-

-

-

Receipt of marketable securities for

property

(16,000)

-

-

-

-

Shares issued for services

120,000

-

-

-

-

Shares issued for settlement of

rent obligation

19,200

-

-

-

-

Stock-based compensation

268,958

-

-

408

-

Changes in operating assets and liabilities

Goods and Services Tax Receivable

40,065

(1,141)

(2,307)

3,098

(2,006)

Prepaid expenses and deposits

(9,517)

(5,142)

1,289

(5,996)

14,207

Accounts payable and accrued liabilities

(100,496)

(10,279)

44,650

(10,404)

(124,739)

Due to related parties

218,526

(7,910)

7,875

64,966

(20,334)

(5,200,722)

(179,356)

(113,584)

(257,767)

(566,752)

Cash flows used in investing activities

Mineral interest acquisition costs

(66,417)

-

-

-

-

Sale of marketable securities

(217,263)

32,737

-

32,737

-

Proceeds on sale of marketable securities

1,300

1,300

-

1,300

-

Purchase of property and equipment

(35,994)

-

-

-

-

(318,374)

34,037

-

34,037

-

Cash flows from financing activities

Advances from related parties

16,238

-

-

-

-

Bank indebtedness

26,500

26,500

-

26,500

-

Debt issue costs

(205,242)

-

-

-

-

Proceeds from convertible debt

2,226,251

-

-

-

-

Repayment of debt

(153,400)

-

-

-

-

Proceeds from issuance of shares

3,654,161

207,512

-

207,512

638,321

Share subscriptions received

52,277

(63,648)

-

-

-

Private placement costs

(84,647)

-

-

-

-

5,532,138

170,364

-

234,012

638,321

Linux Gold Corp.

(An Exploration Stage Company)

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Cash Flows, continued

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Cumulative

from inception

For the

For the

of exploration

For the

For the

nine month

nine month

stage on

three month

three month

period

period

1 March 2003

period

period

ended

ended

to

ended

ended

30

30

30 November

30 November

30 November

November

November

2009

2009

2008

2009

2008

$

$

$

$

$

Increase (decrease) in cash and cash

  equivalents

13,042

25,045

(113,584)

10,282

71,569

Cash and cash equivalents, beginning

  of period

11,134

(869)

193,389

13,894

8,236

Cash and cash equivalents, end of

  period

24,176

24,176

79,805

24,176

79,805

Supplemental disclosure of cash flow

information:

Income taxes

-

-

-

-

-

Interest

-

-

-

-

-

The accompanying notes are an integral part of these interim consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Deficit

Accumulated

Common

Deficit

accumulate

other

Total

Shares of

stock and

accumulate     d during the      comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated     d from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficiency)

$

$

$

$

$

$

$

Balance from prior operations

at 1 March 2003

57,458,413

6,804,412

-

205,500

(7,524,145)

-

-

(514,233)

Common stock issued for mineral property

175,000

17,500

-

-

-

-

-

17,500

Common stock issued for services

1,000,000

100,000

-

-

-

-

-

100,000

Common stock issued for settlement of rent

obligation

200,000

19,200

-

-

-

-

-

19,200

Options exercised

150,000

19,812

-

-

-

-

-

19,812

Warrants exercised

1,300,000

280,922

-

-

-

-

-

280,922

Imputed interest

-

-

-

22,960

-

-

-

22,960

Marketable securities adjustment

-

-

-

-

-

-

44,000

44,000

Net loss for the year

-

-

-

-

-

(3,738)

-

(3,738)

Balance at 29 February 2004

60,283,413

7,241,846

-

228,460

(7,524,145)

(3,738)

44,000

(13,577)

Common stock issued for mineral property

125,000

45,384

-

-

-

-

-

45,384

Common stock issued for cash

4,205,610

860,089

-

-

-

-

-

860,089

Options exercised

87,500

10,606

-

-

-

-

-

10,606

Warrants exercised

250,000

37,500

-

-

-

-

-

37,500

Imputed interest

-

-

-

35,013

-

-

-

35,013

Stock-based compensation

-

82,000

-

-

-

-

-

82,000

Marketable securities adjustment

-

-

-

-

-

-

(54,000)

(54,000)

Net loss for the year

-

-

-

-

-

(748,369)

-

(748,369)

Balance at 29 February 2005

64,951,523

8,277,425

-

263,473

(7,524,145)

(752,107)

(10,000)

254,646

Common stock issued for mineral property

50,000

20,500

-

-

-

-

-

20,500

Common stock issued for cash

3,100,000

715,127

-

-

-

-

-

715,127

Options exercised

93,750

10,838

-

-

-

-

-

10,838

Warrants exercised

92,500

21,825

-

-

-

-

-

21,825

Share issue costs

-

(42,571)

-

-

-

-

-

(42,571)

Imputed interest

-

-

-

31,722

-

-

-

31,722

Stock-based compensation

-

2,280

-

-

-

-

-

2,280

Marketable securities adjustment

-

-

-

-

-

-

2,000

2,000

Net loss for the year

-

-

-

-

-

(810,105)

-

(810,105)

Balance at 28 February 2006

68,287,773

9,005,424

-

295,195

(7,524,145)

(1,562,212)

(8,000)

206,262

Subscriptions received

-

-

52,277

-

-

-

-

52,277

Common stock issued for debt

2,586,076

644,749

-

-

-

-

-

644,749

Options exercised

323,750

75,670

-

-

-

-

-

75,670

Warrants exercised

52,500

15,329

(14,600)

-

-

-

-

729

Share issue costs

-

(2,613)

-

-

-

-

-

(2,613)

Imputed interest

-

-

-

53,657

-

-

-

53,657

Intrinsic value of beneficial conversion feature

of convertible debentures

-

963,670

-

-

-

-

-

963,670

Fair value of warrants issued with convertible

debentures

-

1,262,580

-

-

-

-

-

1,262,580

Stock-based compensation

-

109,228

-

-

-

-

-

109,228

Marketable securities adjustment

-

-

-

-

-

-

(130,000)

(130,000)

Net loss for the year

-

-

-

-

-

(3,571,183)

-

(3,571,183)

Balance at 28 February 2007

71,250,099

12,074,037

37,677

348,852

(7,524,145)

(5,133,395)

(138,000)

(334,974)

Subscriptions received

-

-

40,062

-

-

-

-

40,062

Common stock issued for debt redemption

8,378,226

1,493,911

-

-

-

-

-

1,493,911

Common stock issued for cash

2,825,000

615,195

(52,277)

-

-

-

-

562,918

Options exercised

212,500

24,020

-

-

-

-

-

24,020

Warrants exercised

430,000

94,501

14,600

-

-

-

-

109,101

Share issue costs

-

(4,003)

-

-

-

-

-

(4,003)

Imputed interest

-

-

-

8,966

-

-

-

8,966

Stock-based compensation

-

75,042

-

-

-

-

-

75,042

Marketable securities adjustment

-

-

-

-

-

-

78,000

78,000

Net loss for the year

-

-

-

-

-

(2,260,291)

-

(2,260,291)

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

The accompanying notes are an integral part of these interim consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency), continued

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Deficit

Accumulated

Common

Deficit

accumulate

other

Total

Shares of

stock and

accumulate     d during the

comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated     d from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficiency)

$

$

$

$

$

$

$

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

Common stock issued for cash

4,555,000

507,867

(40,062)

-

-

-

-

467,805

Fair value of warrants issued with common

shares

-

205,975

-

-

-

-

-

205,975

Share issue costs

-

(35,459)

-

-

-

-

-

(35,459)

Imputed interest

-

-

-

26,143

-

-

-

26,143

Unrealized holding loss on available-for-sale

investment

-

-

-

-

-

-

(208,000)

(208,000)

Net loss for the year

-

-

-

-

-

(536,201)

-

(536,201)

Balance at 28 February 2009

87,650,825

15,051,086

-

383,961

(7,524,145)

(7,929,887)

(268,000)

(286,985)

Common stock issued for cash

5,000,000

82,032

-

-

-

-

-

82,032

Fair value of warrants issued with common

shares

-

125,480

-

-

-

-

-

125,480

Imputed interest

-

-

-

22,188

-

-

-

22,188

Stock-based compensation

-

408

-

-

-

-

-

408

Financing costs

-

20,408

-

-

-

-

-

20,408

Marketable securities adjustment

-

-

-

-

-

-

260,757

260,757

Net loss for the period

-

-

-

-

-

(353,285)

-

(353,285)

Balance at 30 November 2009

92,650,825

15,279,414

-

406,149

(7,524,145)      (8,283,172)

(7,243)

(128,997)

The accompanying notes are an integral part of these interim consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

1.

Nature and Continuance of Operations

Linux  Gold  Corp.  (the  “Company”)  was  incorporated  on  27  February  1979  in  Canada  under  the  British

Columbia  Company  Act  and  was  extra-provincially  registered  in  the  Province  of  Alberta  on  12  October

1995.   The  Company’s  stock  trades  on  the  Over  the  Counter  Bulletin  Board  in  the  United  States  under  the symbol “LNXGF”.

On  20  February  2003,  the  shareholders  approved  a  change  of  name  to  Linux  Gold  Corp.  and  increased  the

authorized  share  capital  to  200,000,000  common  shares  without  par  value.    The  Company  had  been

previously  pursuing  various  business  opportunities  and,  effective  1  March  2003,  the  Company  changed  its

principal  operations  to  mineral  exploration.   Accordingly,  as  of  1  March  2003,  the  Company  is  considered to be an exploration stage company.

The  Company’s  unaudited  interim  consolidated  financial  statements  as  at  30  November  2009  and  for  the nine  month  period  then  ended  have  been  prepared  on  a  going  concern  basis,  which  contemplates  the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The

Company  has  a  loss  of  $333,485  for  the  nine  month  period  ended  30  November  2009  (2008  –  $429,211)

and has a working capital deficit of $135,945 at 30 November 2009 (28 February 2009 – $296,083).

Management  cannot  provide  assurance  that  the  Company  will  ultimately  achieve  profitable  operations  or

become  cash  flow  positive,  or  raise  additional  debt  and/or  equity  capital.   Management  believes  that  the

Company’s   capital   resources   should   be   adequate   to   continue   operating   and   maintaining   its   business

strategy.    However,  if  the  Company  is  unable  to  raise  additional  capital  in  the  near  future,  due  to  the

Company’s  liquidity  problems,  management  expects  that  the  Company  will  need  to  curtail  operations,

liquidate  assets,  seek  additional  capital  on  less  favorable  terms  and/or  pursue  other  remedial  measures.

These  consolidated  financial  statements  do  not  include  any  adjustments  related  to  the  recoverability  and classification  of  assets  or  the  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the

Company be unable to continue as a going concern.

At 30 November 2009, the Company has suffered losses from exploration stage activities to date.   Although

management  is  currently  seeking  additional  sources  of  equity  or  debt  financing,  there  is  no  assurance  these

activities  will  be  successful.    These  factors  raise  substantial  doubt  about  the  ability  of  the  Company  to

continue  as  a  going  concern.   The  interim  consolidated  financial  statements  do  not  include  any  adjustments that might result from the outcome of this uncertainty.

2.

Basis of Presentation and Consolidation

These  unaudited  interim  consolidated  financial  statements  have  been  prepared  in  accordance  with  United

States  generally  accepted  accounting  principles  for  interim financial  information  using  the  same  accounting policies and methods of application as the audited consolidated financial statements of the Company  for the

year ended February 28, 2009.   These unaudited interim consolidated financial statements do not include all the  information  and  note  disclosures  required  by  generally  accepted  accounting  principles  for  annual financial  statements  of  the  Company  and  should  be  read  in  conjunction  with  the  audited  consolidated financial statements of the Company as at February 28, 2009.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

In   the   opinion   of   management,   all   adjustments   considered   necessary   for   fair   presentation   have   been

included  in  these  financial  statements.   Interim  results  are  not  necessarily  indicative  of  the  results  expected for the fiscal year.

These  unaudited  interim  consolidated  financial  statements  include  the  accounts  of  the  Company  and  its

inactive  wholly-owned  subsidiary  LinuxWizardry  Inc.,  a  United  States  corporation.   All  significant  inter-

company balances and transactions have been eliminated.

Recent accounting pronouncements

In  July  2009,  the  Financial  Accounting  Standards  Board  (the  “FASB”)  issued  SFAS  No.  168,  “The  FASB

Accounting  Standards  Codification  and  the  Hierarchy  of  Generally  Accepted  Accounting  Principles”.

SFAS  No.  168  will  become  the  single  source  of  authoritative  nongovernmental  U.S.  generally  accepted

accounting   principles   (GAAP),   superseding   existing   FASB,   American   Institute   of   Certified   Public

Accountants  (AICPA),  Emerging  Issues  Task  Force  (EIFT)  and  related  accounting  literature.   SFAS  No.

168  reorganizes  the  thousands  of  GAAP  pronouncements  into  roughly  90  accounting  topics  and  displays

them using a consistent structure.   Also included is relevant Securities and Exchange Commission guidance

organized  using  the  same  topical  structure  in  separate  sections.    SFAS  No.  168  will  be  effective  for

financial  statements  issued  for  reporting  periods  that  end  after  15  September  2009.   The  adoption  of  SFAS

No. 168 is not expected to have a material impact on the Company’s consolidated financial statements.

In  June  2009,  the  FASB  issued  SFAS  No.  167,  “Amendments  to  FASB  Interpretation  No.  46(R)”.   SFAS

No. 167 is intended to establish general standards of financial reporting for companies with variable interest

entities.   It  requires  timely  and  useful  disclosure  of  information  related  to  the  Company’s  involvement  with

variable interest entities.   This disclosure should alert all users to the effects on specific provisions of FASB

Interpretation  No.  46  (revised  December  2003),  Consolidation  of  Variable  Interest  Entities,  related  to  the changes  to  the  special-purpose  entity  proposal  in  SFAS  No.  166,  Accounting  for  Transfers  of  Financial

Assets,  and  the  treatment  of  specific  provisions  of  Interpretation  46(R).    SFAS  No.  167  is  effective  for

financial  statements  issued  for  fiscal  years  and  interim  periods  beginning  after  November  15,  2009.   The

Company  has  determined  that  the  adoption  of  SFAS  No.  167  will  have  no  impact  will  have  on  its consolidated financial statements.

In   June   2009,   the   FASB   issued   SFAS   No.   166,   “Accounting   for   Transfers   of   Financial   Assets—an

amendment of FASB Statement”.   SFAS No. 166 is intended to establish standards of financial reporting for the  transfer  of  assets  and  transferred  assets  to  improve  the  relevance,  representational  faithfulness,  and

comparability.   SFAS  No.  166  was  established  to  clarify  derecognition  of  assets  under  SFAS  No.  140,

Accounting  for  Transfers  and  Servicing  of  Financial  Assets  and  Extinguishments  of  Liabilities.   SFAS  No.

166   is   effective   for   financial   statements   issued   for   fiscal   years   and   interim   periods   beginning   after

November 15, 2009.   The Company  has determined that the adoption of SFAS No. 166 will have no impact will have on its consolidated financial statements.

In  May  2009,  the  FSAB  issued  SFAS  No.  165,  “Subsequent  Events”.  SFAS  No.  165  is  intended  to establish general standards of accounting for and disclosure of events that occur after the balance sheet date,

but before financial statements are issued or are available to be issued.   It requires the disclosure of the date

through  which  an  entity  has  evaluated  subsequent  events  and  the  basis  for  that  date–that  is,  whether  that date  represents  the  date  the  financial  statements  were  issued  or  were  available  to  be  issued.  This  disclosure should  alert  all  users  of  financial  statements  that  an  entity  has  not  evaluated  subsequent  events  after  that

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

date  in  the  set  of  financial  statements  being  presented.   SFAS  No.  165  is  effective  for  financial  statements

issued  for  fiscal  years  and  interim  periods  ending  after  June  15,  2009.  The  Company  is  evaluating  the impact that the adoption of SFAS No. 165 will have on its consolidated financial statements.

In   May   2008,   the   FASB   issued   SFAS   No.   162,   “The   Hierarchy   of   Generally   Accepted   Accounting

Principles”.     SFAS   No.   162   is   intended   to   improve   financial   reporting   by   identifying   a   consistent

framework,  or  hierarchy,  for  selecting  accounting  principles  to  be  used  in  preparing  financial  statements

that  are  presented  in  conformity  with  GAAP  for  nongovernmental  entities.   Prior  to  the  issuance  of  SFAS

No.   162,   GAAP   hierarchy   was   defined   in   the   American   Institute   of   Certified   Public   Accountants

(“AICPA”)   Statement   on   Auditing   Standards   (“SAS”)   No.   69,   “The   Meaning   of   Present   Fairly   in

Conformity with GAAP”.  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.

SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy  should be directed to entities because  it  is  the  entity,  not  its  auditor,  that  is  responsible  for  selecting  accounting  principles  for  financial

statements  that  are  presented  in  conformity  with  GAAP.   SFAS  No.  162  is  effective  60  days  following  the

Securities  and  Exchange  Commission’s  (“SEC”)  approval  of  the  Public  Company  Accounting  Oversight

Board  Auditing  amendments  to  AU  Section  411,  “The  Meaning  of  Present  Fairly  in  Conformity  with

Generally  Accepted  Accounting  Principles”.    The  Company  does  not  expect  SFAS  No.  162  to  have  a material effect on its consolidated financial statements.

3.

Available-for-Sale Investments

30 November 2009

28 February 2009

Book value

Fair value

Book value

Fair value

$

$

$

$

1,177,000 (28 February 2009 –

1,300,000) common shares of Teryl

Resources Corp.

313,263

306,020

346,000

78,000

During the nine month period ended 30 November 2009 a total of 123,000 (28 February  2009 - $nil) shares of  Teryl  Resources  Corp.  were  sold  at  prices  ranging  from  $0.19  to  $0.35  for  total  proceeds  of  $32,737  (28

February 2009 - $nil).

4.

Property and Equipment

Accumulated

Net book value

Cost

amortization

30 November

28 February

2009

2009

$

$

$

$

Office furniture

11,194

6,495

4,699

5,783

Vehicle

15,531

13,282

2,249

3,315

26,725

19,777

6,948

9,098

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

During  the  nine  month  period  ended  30  November  2009,  total  additions  to  property,  plant  and  equipment were $nil (year ended 28 February 2009 - $nil).

5.

Mineral Properties

Alaska Mineral Properties

Granite Mountain Property and Dime Creek Property

The  Company  has  a  total  of  176  mining  claims  in  Granite  Mountain  and  12  mining  claims  in  Dime  Creek,

which are located near Nome in the State of Alaska.

Livengood Property

The  Company  has  a  total  of  8  mining  claims  located  in  the  Livengood-Tolovana  Mining  District,  Alaska,

USA, known as the Livengood Claims.

Fish Creek Property

The  Company  owns  a  50%  joint  interest  in  30  claims  located  in  the  Fairbanks  Mining  Division,  Alaska,

USA, known as the Fish Creek Claims.   During fiscal 2003, the Company  optioned a 50% interest in the 30

Fish Creek Claims to Teryl Resources Corp. (“Teryl”), a related  company  (Note  8).   Under  the  terms  of  the

agreement,  Teryl  issued  200,000  common  shares  to  the  Company  at  a  fair  value  of  $80,000  and  must expend $500,000 over three years.

The  Company  retained  a  5%  net  royalty  interest,  until  US$2,000,000  has  been  received,  and  may  convert

into  a  25%  working  interest.   The  Company  entered  into  an  amending  agreement  with  Teryl  to  extend  the term  of  the  original  agreement  until  7  March  2007,  in  which  Teryl  issued  100,000  common  shares  to  the

Company,  and  also  agreed  to  expend  a  minimum  of  US$500,000  within  two  years  from  the  date  of  that

amending  agreement.    All  other  terms  of  the  original  agreement  remain  the  same.    Subsequently,  the

Company  entered  into  a  further  agreement  with  Teryl  to  extend  the  term  of  the  original  agreement  until

5 March 2010.

The  following  is  a  summary  of  mineral  property  expenditures  related  to  the  Alaska  Mineral  Properties  for the nine month periods ended 30 November 2009 and 2008:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

For the

For the

nine

nine

month period

month period

ended

ended

30 November

30 November

2009

2008

$

$

Exploration and development costs

Assaying

-

363

Field supplies and other

212

-

Geological consulting

7,837

14,121

Staking and recording fees

41,016

47,218

49,065

61,702

6.

Accounts Payable and Accrued Liabilities

Accounts  payable  and  accrued  liabilities  are  non-interest  bearing,  unsecured  and  have  settlement  dates within one year.

7.

Due to Related Parties

Amounts  due  to  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

During the nine month period ended 30 November 2009, imputed interest at 15%, totalling $22,188 (2008 -

$20,180)  was  charged  to  operations  and  treated  as  donated  capital  (Note  11).   As  at  30  November  2009,

amounts  due  to  related  parties  consist  of  advances  or  repayments  to  the  President,  Chief  Executive  Officer

(“CEO”)   and   shareholder   of   the   Company   and/or   companies   controlled   by   the   President,   CEO   and

shareholder of the Company.

28 February

Advances

30 November

2009

(repayments)

2009

$

$

$

Access Information

-1,106

1,106

Imaging Technologies

-1,018

1,018

Information Highway.com

2,000

-

2,000

JGR Petroleum, Inc.

79,733

23,027

102,760

KLR Petroleum Ltd.

6,739

5,030

11,769

Rainbow Networks

-4,369

4,369

REGI U.S., Inc.

1,176

-

1,176

SMR Investments Ltd.

31,500

10,075

41,575

Teryl Resources Corp.

89,992

20,341

110,333

211,140

64,966

276,106

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

8.

Related Party Transactions

Pursuant to a management services agreement,  during  the  nine  month  period  ended  30  November  2009,  the

Company  accrued  management  fees  of  $22,500  (2008  -  $22,500)  to  a  company  where  the  President  of  the

Company  is  a  director.   At  30  November  2009,  the  Company  is  indebted  in  the  amount  of  $53,344  (28

February 2009 - $38,239) which is included in accrued liabilities to related parties.   These amounts are non-

interest bearing, unsecured and have no specific terms of repayment.

During the nine period ended 30 November 2009, the Company paid investor relations fees of $3,000 (2008

- $8,000) to a company related to the Company by way of director in common.

During  the  nine  month  period  ended  30  November  2009,  the  Company  paid  consulting  fees  of  $10,417

(2008 - $11,669) to a company where the President of the Company is a director.

The  Company  had  certain  mineral  property  transactions  and  a  joint  venture  agreement  with  related  parties

(Note 5).

9.

Capital Stock

Authorized

The total authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 92,650,825 common shares without par value.

On  27  March  2008,  the  Company  issued  500,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.20 per unit for  proceeds  of  $99,364  (US$100,000)  before  finders’  fee  of  $3,588.   Each  unit  consisted

of  one  common  share  and  one  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one  share  at  an

exercise  price  of  US$0.25  per  share  for  a  one  year  term  expiring  on  27  March  2009.    The  Company

allocated  $77,244  to  the  common  shares  and  $22,120  to  the  share  purchase  warrants  based  on  the  relative

fair  values.   On  27 March  2009,  the  Company  extended  the  expiry  date  of  these  share  purchase  warrants  to

27 March 2010.  A further $608 was allocated to financing costs as a result of the extension.

On 1 June 2009, the Company  extended the expiry  date of warrants granted on 1 June 2008 to 1  June 2010.

A further $1,353 was allocated to financing costs as a result of the extension.

On 5 June 2008, the Company  issued 4,055,000 units pursuant to a private placement at a price of US$0.15

per unit for proceeds of $614,478 (US$608,250) before finders’  fee  of  $31,871.   Each  unit  consisted  of  one

common  share  and  one  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one  share  at  an  exercise

price of US$0.20 per share for a one year term expiring  on  5  June  2009.   The  Company  allocated  $430,623

to  the  common  shares  and  $183,855  to  the  share  purchase  warrants  based  on  the  relative  fair  values.   On

5 June  2009,  the  Company  extended  the  expiry  date  of  these  share  purchase  warrants  to  5  June  2010.   A

further $18,447 was allocated to financing costs as a result of the extension.

On  19  October  2009  the  Company  issued  5,000,000  units  pursuant  to  a  private  placement  at  a  price  of

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

US$0.04  per  unit  for  gross  proceeds  of  US$200,000  (CAD$207,512).   Each  unit  consists  of  one  common

share and one share purchase warrant.  Each warrant shall entitle the holder to purchase one additional share of  common  stock  at  a  price  of  US$0.075  in  the  first  year  or  at  a  price  of  US$0.10  in  the  second  year  from

the  date  of  issue.    The  Company  allocated  $82,032  to  the  common  shares  and  $125,480  to  the  share purchase warrants based on the relative fair values.

Warrants

The following share purchase warrants were outstanding at 30 November 2009:

Exercise

Number

Remaining

price

of warrants

contractual life

US$

(years)

Warrants expiring 27 March 2010

0.25

500,000

0.32

Warrants expiring 1 June 2010

0.30

1,412,500

0.50

Warrants expiring 5 June 2010

0.20

4,055,000

0.51

Warrants expiring 8 May 2011

0.20

9,275,000

1.44

Warrants expiring 28 June 2011

0.20

3,125,000

1.58

Warrants expiring 19 October 2011

0.075/0.1

5,000,000

1.88

0

23,367,500

The  following  is  a  summary  of  the  Company’s  warrant  activities  during  the  nine  month  period  ended  30

November 2009:

Weighted

Number of

average

warrants

exercise price

US$

Outstanding and exercisable at 1 March 2009

18,367,500

0.21

Granted

5,000,000

0.09

Outstanding and exercisable at 30 November 2009

23,367,500

0.23

Weighted average fair value of warrants granted during the year

0.06

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors

and  employees.   All  options  granted  under  the  plan  vest  upon  date  of  grant  and  are  subject  to  the  following exercise schedule:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

i)

Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option  (the  “First

Exercise”);

ii)

The  second  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  First

Exercise (the “Second Exercise”);

iii)      The  third  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  Second

Exercise (the “Third Exercise”); and

iv)      The  fourth  and  final  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of the Third Exercise.

On  22  April  2009,  a  total  of  75,000  stock  options  exercisable  at  a  price  of  US$0.30  per  common  share expired.

Also  on  22  April  2009,  a  total  of  75,000  stock  options  exercisable  at  a  price  of  US$0.10  per  common  share were granted.

On  9  November  2009,  a  total  of  12,500  stock  options  exercisable  at  a  price  of  US$0.20  per  common  share expired.

During  the  nine  month  periods  ended  30  November  2009  and  2008,  the  Company  recorded  stock-based compensation of $408 and $nil, respectively.

The following stock options were outstanding and exercisable at 30 November 2009:

Number

Number of

Remaining

Exercise

of options

options

contractual

price

outstanding

exercisable

life

US$

(years)

Options expiring 9 August 2011

0.35

1,500,000

375,000

1.69

Options expiring 2 November

0.25

25,000

6,250

1.92

2011

Options expiring 8 December 2011

0.25

50,000

12,500

2.02

Options expiring 7 November

0.31

50,000

12,500

2.94

2012

Options expiring 21 February 2013

0.10

1,525,000

381,250

3.23

Options expiring 22 April 2014

0.10

75,000

18,750

4.39

3,225,500

806,250

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  nine  month  period  ended

30 November 2009:

Weighted

Number of

average

options

exercise price

US$

Outstanding at 1 March 2009

3,237,500

0.23

Granted

75,000

0.10

Expired

(87,500)

0.28

Outstanding at 30 November 2009

3,225,500

0.22

Exercisable at 30 November 2009

806,250

0.25

Weighted average fair value of stock options granted during the period

0.02

The  fair  value  of  each  option  granted  was  estimated  on  the  date  of  the  grant  or  modification  using  the

Black-Scholes pricing model with the following weighted average assumptions:

For the

For the

nine month

nine month

period ended

period ended

30 November

30 November

2009

2008

Risk free interest rate

1.63%

-

Expected life

4.14

-

Annualized volatility

78.17%

-

Expected dividends

-

-

Option  pricing  models  require  the  input  of  highly  subjective  assumptions  including  the  expected  price

volatility.   Changes  in  the  subjective  input  assumptions  can  materially  affect  the  fair  value  estimate,  and therefore  the  existing  models  do  not  necessarily  provide  a  reliable  single  measure  of  the  fair  value  of  the

Company’s stock options.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

10.     Commitments

The Company has the following commitments:

a)

The Company  entered into a consulting agreement dated 9  August  2006  for  the  provision  of  financial development  services.  Under  the  terms  of  the  agreement,  the  Company  agreed  to  pay  US$1,000  per month  plus  expenses  for  a  term  of  two  years  and  issue  stock  options  for  1,000,000  common  shares

exercisable  at  US$0.35  per  share  (granted).   The  agreement  may  be  terminated  by  either  party  before

the  end  of  the  term  by  giving  90-day  written  notice.    During  the  nine  month  period  ended  30

November 2009, consulting fees of $nil (2008 - $8,116) were incurred.

b)

The Company  entered into a consulting agreement dated 9  August  2006  for  the  provision  of  financial

development  services.    Under  the  terms  of  the  agreement,  the  Company  agreed  to  pay  expenses incurred  for  a  term  of  two  years,  and  issue  stock  options  for  500,000  common  shares  exercisable  at

US$0.35  per  share  (granted).   The  agreement  may  be  terminated  by  either  party  before  the  end  of  the

term  by  giving  90-day  written  notice.    During  the  nine  month  period  ended  30  November  2009,

consulting fees of $nil (2008 - $nil) were incurred.

c)

The  Company  entered  into  a  consulting  agreement  dated  25  May  2009  for  the  provision  of  investor

relations  services.   Under  the  terms  of  the  month-to-month  agreement,  the  Company  agreed  to  pay

US$8,000  plus  expenses  in  the  first  month  and  US$11,000  plus  expenses  per  month  thereafter.   The

agreement may be terminated by  either party  by giving 60-day  written notice.   During the nine month

period ended 30 November 2009, investor relations fees of $22,610 (2008 - $nil) were incurred.

d)

The  Company  entered  into  a  lease  agreement  dated  7  September  2006  for  a  term  of  three  years

commencing 1 November 2006 to 31 October 2009.   Under the terms of the agreement, the Company

will pay monthly rent of $1,833 plus a proportionate share of operating costs.   On 30 November 2007,

the monthly rent increased to $2,017 and on 30 November 2008, the monthly rent increased to $2,200.

The Company shares the rentable area with related parties who reimburse the Company for two-thirds of the total monthly rental fee.  The future commitment is as follows:

$

Fiscal year ending 28 February 2010

27,280

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

11.     Supplemental Disclosures With Respect to Cash Flows

Cumulative

from

inception of

For the

For the

exploration

nine

nine

stage on

month

month

1 March

period

period

2003 to

ended

ended

30

30

30

November

November

November

2009

2009

2008

$

$

$

Cash paid during the year for interest

-

-

-

Cash paid during the year for income taxes

-

-

-

During  the  nine  month  period  ended  30  November  2009,  imputed  interest  at  15%  per  annum  totalling

$22,188  (2008  -  $20,180)  on  amounts  due  to  related  parties  was  charged  to  operations  and  treated  as donated capital (Note 7).

12.     Management of Financial Risk

a)      Fair value

The  carrying  values  of  all  held-for-trading  and  held-to-maturity  instruments,  represented  by  cash  and cash  equivalents,  Goods  and  Service  Tax  receivable,  accounts  payable  and  accrued  liabilities  and amounts  due  to  related  parties,  approximate  their  fair  values  because  of  the  short-term  maturity  of these financial instruments.  The aggregate fair value of all held-for-trading instruments is ($2,324) (28

February 2009 - $13,894).   The aggregate carrying value and fair value of all held-to-maturity  assets is

$4,840 (28 February 2009 - $7,938).

Available-for-sale  securities  consist  of  common  shares  in  a  company  related  by  common  directors  and is represented as marketable securities on the consolidated financial statements.  The fair value of these

securities   is   $306,020   (28   February   2009   -   $78,000)   and   losses   included   in   accumulated   other

comprehensive loss is $7,243 (28 February 2009 - $268,000).

b)     Interest rate risk

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to  the  short-term  maturity  of  its monetary assets and liabilities.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Month Periods Ended 30 November 2009 and 2008

(Unaudited – Prepared by Management)

c)      Credit risk

The  Company’s  financial  asset  that  is  exposed  to  credit  risk  consists  primarily  of  cash  and  cash

equivalents.   To  manage  the  risk,  cash  is  placed  with  major  financial  institutions.   The  Company  does

not  have  significant  concentrations  of  credit  risk  in  regards  to  its  amounts  receivable  and  allows  for any uncollectible accounts on a specific identification basis based on payment history.

d)     Currency risk

The  Company  translates  the  results  of  its  foreign  operations  into  Canadian  currency  using  rates approximating the average exchange rate for the period.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities denominated in currencies other than Canadian dollars:

As at

As at

30 November

28 February

2009

2009

US$

US$

Cash and cash equivalents

(26,498)

4,296

Accounts payable and accrued liabilities

91,384

85,446

As  at  30  November  2009,  with  other  variables  unchanged,  an  approximately  10%  change  in  exchange rates would increase/decrease pre-tax loss by $6,891.

13.     Subsequent Events

The following events occurred subsequent to 30 November 2009:

a)      On  18  December  2009,  a  total  of  25,000  stock  options  exercisable  at  a  price  of  US$0.10  per  common share were granted.